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IACHR MODIFIES MARLIN MINE PRECAUTIONARY MEASURES; REQUEST TO SUSPEND MINE OPERATIONS REMOVED

VANCOUVER, BRITISH COLUMBIA, December 19, 2011 – GOLDCORP INC. (TSX: G, NYSE: GG) has been advised by the Government of Guatemala that the Inter-American Commission on Human Rights (IACHR) of the Organization of American States has notified the State of Guatemala, that "after reviewing the extensive information provided by the parties, the IACHR decided to modify the precautionary measures" adopted in May 2010 with respect to the Marlin Mine. The modified precautionary measures do not request that operations at the Marlin Mine be suspended as did the initial precautionary measures. Normal operations have continued at Marlin throughout the IACHR process.

"Goldcorp is gratified that the IACHR has taken into account the extensive information available, including water quality monitoring since before mine construction began and technical studies, which demonstrates that the Marlin mine is not causing and has not caused harm to human health or the environment, and has removed the suspension of Marlin operations from the precautionary measures," said Chuck Jeannes, Goldcorp President and Chief Executive Officer. "We take seriously our commitment to the responsible stewardship of the environment and to the human rights of the people in communities near Marlin. We are proud of Goldcorp's record of safe, responsible conduct at Marlin and everywhere we operate."

The IACHR's action follows a petition by the Presidential Commission on Human Rights, on behalf of the Government of Guatemala, that the IACHR declare the precautionary measures without further effect. The Government's petition was based on the determination of the administrative process specified by Guatemala's Mining Law that "no proof exists that there is any situation presenting a threat of serious or imminent harm to persons or that there is a probability that any damage will materialize and therefore there does not exist a situation of extreme seriousness or urgency to avoid irreparable harm to persons as a result of operations at the Marlin mine."

The modified precautionary measures request the Government to ensure the quality of water sources serving the 18 communities identified in the petition filed with the IACHR is suitable for potable, domestic and irrigation uses. The modified measures also request that the Government advise the IACHR as to the manner in which it is fulfilling this duty.

Since the start of operations at Marlin, Guatemala's Ministry of Energy and Mines and Ministry of Environment and Natural Resources have monitored the Company's mining activities. In addition, the Company and the Community Environmental Monitoring Association have monitored water quality in accordance with the requirements established in the environmental permits for the Mine. All results of this monitoring have indicated that the operations are carried out strictly in compliance with the applicable national and international standards.

The Marlin Mine currently employs 2,300 people with a payroll in 2011 totaling over $23.1 million. Approximately 70% of employees are Mayan indigenous residents of San Miguel Ixtahuacán and Sipacapa and 98% are from Guatemala.

Goldcorp is one of the world's fastest growing senior gold producers. Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. ("Goldcorp"). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economical and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Goldcorp's annual information form for the year ended December 31, 2010 available at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

For further information, please contact:

Jeff Wilhoit
Vice President, Investor Relations
Goldcorp Inc.
Telephone: (604) 696-3074
Fax: (604) 696-3001
E-mail: info@goldcorp.com
website: www.goldcorp.com